UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2015

Commission File Number:  333-196065

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PARNELL PHARMACEUTICALS HOLDINGS LTD

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Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

TABLE OF CONTENTS

On March 24, 2015, Parnell Pharmaceuticals Holdings Ltd (the “Company”) sent to its shareholders a Notice of Annual General Meeting and Explanatory Statement (the “Notice”).  The Notice describes the matters to be voted upon by the shareholders at the Annual General Meeting and includes an Appointment of Proxy for shareholders unable to attend the Meeting in person or by telephone. The Notice has been uploaded on the Company’s website: www.parnell.com.

A copy of the Notice is attached as Exhibit 99.1 and is incorporated herein by reference.

A summary of the proposed changes to the proposed alterations to the Constitution is attached as Exhibit 99.2

A summary of the proposed changes to the 2014 Omnibus Equity Incentive Plan is attached as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

By: /s/ Robert Joseph
Name: Robert Joseph
Title: President and CEO
Date:  March 24, 2015